UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,256,438
	8	Shared voting power —
	9	Sole dispositive power 9,256,438
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 9,256,438
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.0%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 287,763
	8	Shared voting power —
	9	Sole dispositive power 287,763
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 287,763
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 47,922
	8	Shared voting power —
	9	Sole dispositive power 47,922
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 47,922
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,254,178
	8	Shared voting power —
	9	Sole dispositive power 5,254,178
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 5,254,178
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 166,412
	8	Shared voting power —
	9	Sole dispositive power 166,412
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 166,412
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 9,592,123
	9	Sole dispositive power —
	10	Shared dispositive power 9,592,123
11	Aggregate amount beneficially owned by each reporting person 9,592,123
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 43.5%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 5,420,590
	9	Sole dispositive power —
	10	Shared dispositive power 5,420,590
11	Aggregate amount beneficially owned by each reporting person 5,420,590
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 24.6%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 15,012,713
	9	Sole dispositive power —
	10	Shared dispositive power 15,012,713
11	Aggregate amount beneficially owned by each reporting person 15,012,713
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 68.1%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of EveryWare Global Inc., a Delaware corporation (formerly, ROI Acquisition Corp.) (the “Issuer”), with its principal executive offices at 591 Pierce Avenue, Lancaster, Ohio 43130.

Item 2.	Identity and Background.

(a)	This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Monomoy Capital Partners, L.P., a Delaware limited partnership (“MCP”), by virtue of its direct beneficial ownership of Common Stock; (ii) MCP Supplemental Fund, L.P., a Delaware limited partnership (“MCP Supplemental Fund”), by virtue of its direct beneficial ownership of Common Stock; (iii) Monomoy Executive Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment Fund”), by virtue of its direct beneficial ownership of Common Stock; (iv) Monomoy Capital Partners II, L.P., a Delaware limited partnership (“MCP II”), by virtue of its direct beneficial ownership of Common Stock; (v) MCP Supplemental Fund II, L.P., a Delaware limited partnership (“MCP Supplemental Fund II”), by virtue of its direct beneficial ownership of Common Stock; (vi) Monomoy General Partner, L.P., a Delaware limited partnership (“Monomoy GP”), by virtue of it being the general partner of MCP, MCP Supplemental Fund and Co-Investment Fund; (vii) Monomoy General Partner II, L.P., a Delaware limited partnership (“Monomoy GP II”), by virtue of it being the general partner of MCP II and MCP Supplemental Fund II; and (viii) Monomoy Ultimate GP, LLC, a Delaware limited liability company (“Ultimate GP”), by virtue of it being the general partner of Monomoy GP and Monomoy GP II. MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II, MCP Supplemental Fund II, Monomoy GP, Monomoy GP II and Ultimate GP are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”). Annex A is incorporated herein by reference.

(b)	The principal business address of each Reporting Person and each Covered Person is c/o Monomoy Capital Partners, 142 W. 57th Street, 17th Floor, New York, New York 10019.

(c)	The principal business of each of the Reporting Persons, including Monomoy GP as the general partner of MCP, MCP Supplemental Fund and Co-Investment Fund, Monomoy GP II as the general partner of MCP II and MCP Supplemental Fund II, and Ultimate GP as the general partner of Monomoy GP and Monomoy GP II is to make investments in fundamentally sound businesses that face operational, financial or business challenges.

(d)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Annex A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Annex A to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Covered Persons named in Annex A who is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 21, 2013 (the “Closing Date”), the Issuer consummated a business combination (the “Business Combination”) between the Issuer and EveryWare Global, Inc. (“Former EveryWare”), pursuant to the Business Combination Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 31, 2013 and amended on May 8, 2013, by and among the Issuer, ROI Merger Sub Corp. (“Merger Sub Corp.”), ROI Merger Sub LLC (“Merger Sub LLC”), and Former EveryWare, providing for the merger of Merger Sub Corp. with and into Former EveryWare, with Former EveryWare surviving the merger as a wholly-owned subsidiary of the Issuer, immediately followed by the merger of Former EveryWare with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, the aggregate consideration paid to the Reporting Persons in exchange for an aggregate of 2,387.87393 shares of Class A voting common stock of Former EveryWare and an aggregate of 22,329.18575 shares of Class C nonvoting common stock of Former EveryWare consisted of (i) $86.2 million in cash and (ii) an aggregate of 15,012,713 shares of Common Stock, including an aggregate of 3,348,913 shares of Common Stock (the “Earnout Shares”) that will be subject to forfeiture in the event that the trading price of the Common Stock does not exceed certain price targets subsequent to the closing of the Business Combination. The Merger Agreement valued the shares of Common Stock at $10.00 per share.

Item 4.	Purpose of Transaction.

Earnout Shares

In the event the trading price of the Common Stock does not exceed certain price targets subsequent to the closing, the Reporting Persons shall forfeit any and all rights to a portion of the Earnout Shares, which forfeiture shall be effected by the Issuer redeeming such shares from the Reporting Persons for nominal consideration.

In the event the last sale price of the Common Stock does not equal or exceed $11.00 per share (as adjusted for stock splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30 trading day period on or prior to the fifth (5th) anniversary of the Closing Date, the Reporting Persons shall forfeit any and all rights to an aggregate of 956,831 shares of Common Stock as follows: (i) 589,957 shares by MCP; (ii) 18,340 shares by MCP Supplemental Fund; (iii) 3,054 shares by Co-Investment Fund; (iv) 334,874 shares by MCP II; and (v) 10,606 shares by MCP Supplemental Fund II.

In the event the last sale price of the Common Stock does not equal or exceed $12.50 per share (as adjusted for stock splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30 trading day period on or prior to the fifth (5th) anniversary of the Closing Date, the Reporting Persons shall forfeit any and all rights to an aggregate of 1,196,041 shares of Common Stock as follows: (i) 737,447 shares by MCP; (ii) 22,926 shares by MCP Supplemental Fund; (iii) 3,818 shares by Co-Investment Fund; (iv) 418,592 shares by MCP II; and (v) 13,258 shares by MCP Supplemental Fund II.

In the event the last sale price of the Common Stock does not equal or exceed $15.00 per share (as adjusted for stock splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30 trading day period on or prior to the fifth (5th) anniversary of the Closing Date, the Reporting Persons shall forfeit any and all rights to an aggregate of 1,196,041 shares of Common Stock as follows: (i) 737,447 shares by MCP; (ii) 22,926 shares by MCP Supplemental Fund; (iii) 3,818 shares by Co-Investment Fund; (iv) 418,592 shares by MCP II; and (v) 13,258 shares by MCP Supplemental Fund II.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II (collectively, the “MCP Funds”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with the Issuer and Clinton Magnolia Master Fund, Ltd. (the “Sponsor”), Clinton Spotlight Master Fund, L.P. (“Spotlight”), Thomas J. Baldwin, Mashburn Enterprises, LLC, David L. Burke and Joseph A. Stein. Under the Amended and Restated Registration Rights Agreement, the holders of a majority of the registrable securities are entitled to three long-form registrations and an unlimited number of short-form registrations, which we refer to as “demand registrations,” but not more than one demand registration during any six month period. The Issuer has also agreed to use its reasonable best efforts to file a shelf registration statement as promptly as practicable following the closing (but in any event no later than the expiration of the Lockup Period) covering all registrable securities. The holders of a majority of the registrable securities are entitled to require the Issuer to effect an underwritten public offering of all or a portion of their registrable securities registered on the shelf registration statement. The holders of the registrable securities also have certain “piggyback” registration rights to participate in certain registered offerings by the Issuer. All of the registration rights described in this paragraph are subject to the restrictions in the Amended and Restated Registration Rights Agreement.

Governance Agreement

In connection with the closing of the Business Combination, MCP Funds entered into a governance agreement (the “Governance Agreement”) with the Issuer, the Sponsor and Spotlight. The Governance Agreement provides that the Issuer shall initially have nine directors, five of whom were designated by the MCP Funds, three of whom were existing directors of the Issuer prior to the Business

Combination and the remaining one of whom is the chief executive officer of EveryWare. The Governance Agreement further sets forth situations where the board of directors can expand, as well as detailing the requirements for director and officer insurance. The MCP Funds have the right to designate a proportionate number (rounding up in each instance, but in any event, no more than 5/9) of the nominees for election to the board of directors of the Issuer for so long as the MCP Funds beneficially own 5% or more of the total number of shares of our common stock then outstanding. Further, for so long as the MCP Funds are entitled to designate a majority of the board of directors pursuant to the Governance Agreement, the MCP Funds will have the right o designate the chairman of the board. The Governance Agreement also sets forth the three members of each of the audit committee, compensation committee and corporate governance and nominating committee of the Issuer’s board of directors.

In accordance with the Governance Agreement, the MCP Funds have designated five members of the Issuer’s board of directors.

Lockup Agreement

In connection with the closing of the Business Combination, the MCP Funds entered into a lockup agreement (the “Lockup Agreement”) with the Issuer and the other stockholders of Former EveryWare. Pursuant to the Lockup Agreement, the EveryWare stockholders agreed not to sell any of the shares of Common Stock issued pursuant to the Merger Agreement during the period beginning on the Closing Date and ending on the earlier of the date: (a) that is 180 days following the Closing Date, (b) the last sales price of the Common Stock equals or exceeds $12.50 per share (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 90 days after the closing date, and (c) the Issuer consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of the Common Stock having the right to exchange their shares of the Common Stock for cash, securities or other property.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 15,012,713 shares of Common Stock.

MCP is the direct beneficial owner of 9,256,438 shares of Common Stock.

MCP Supplemental Fund is the direct beneficial owner of 287,763 shares of Common Stock.

Co-Investment Fund is the direct beneficial owner of 5,254,178 shares of Common Stock.

MCP II is the direct beneficial owner of 166,412 shares of Common Stock.

MCP Supplement Fund II is the direct beneficial owner of 166,412 shares of Common Stock.

Monomoy GP is the general partner of MCP, MCP Supplemental Fund and Co-Investment Fund. As such, Monomoy GP may be deemed to be the beneficial owner of the shares of Common Stock held directly by MCP, MCP Supplemental Fund and Co-Investment Fund.

Monomoy GP II is the general partner of MCP II and MCP Supplemental Fund II. As such, Monomoy GP II may be deemed to be the beneficial owner of the shares of Common Stock held directly by MCP II and MCP Supplemental Fund II.

Ultimate GP is the general partner of MCP II and MCP Supplemental Fund II. As such, Ultimate GP may be deemed to be the beneficial owner of the shares of Common Stock held by MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II. Stephen Presser, Daniel Collin and Justin Hillenbrand, who are members of Ultimate GP, are the sole members of the limited partner committee of each of Monomoy GP and Monomoy GP II that have the power, acting as a committee, to vote or dispose of the shares held directly by MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 22,045,373 shares of Common Stock outstanding on the Closing Date.

(c)	Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)	To the knowledge of the Reporting Persons, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

In connection with the Closing of the Business Combination, the MCP Funds entered into a letter agreement with the Issuer. Pursuant to the letter agreement, the MCP Funds agreed that they will not vote in favor of any proposal to destagger or declassify the board of directors of the Issuer, which would take effect prior to the third (3rd) anniversary of the closing date.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of May 30, 2013.

Exhibit 2	Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 31, 2013).

Exhibit 3	Amendment No. 1 to Business Combination Agreement and Plan of Merger, dated as of May 8, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013).

Exhibit 4	Registration Rights Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, the Issuer and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 5	Lockup Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 6	Governance Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, Clinton Magnolia Master Fund, Ltd. and the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 7	Letter Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013)

Exhibit 8	Third Amended and Restated Certificate of Incorporation of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 9	Amended and Restated Bylaws of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 10	Powers of Attorney for the Reporting Persons, dated May 15, 2013 (previously filed in connection with the Reporting Persons’ Form 3 dated May 23, 2013).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2013

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney